UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission file number 001-33632	Commission file number 001-39250

BROOKFIELD INFRASTRUCTURE PARTNERS L.P. (Exact name of Registrant as specified in its charter)	BROOKFIELD INFRASTRUCTURE CORPORATION (Exact name of Registrant as specified in its charter)

73 Front Street, Fifth Floor Hamilton, HM 12 Bermuda (Address of principal executive office)	250 Vesey Street, 15th Floor New York, New York 10281 (Address of principal executive office)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

In connection with an offering of preferred securities in the United States, the following information was disclosed to investors:

COVID-19 Update

Brookfield Infrastructure Partners L.P. (the “Partnership”) continues to closely monitor developments related to COVID-19, including the existing and potential impact on the global and local economies in the jurisdictions in which we operate. Continuity plans and preparedness measures have been implemented to ensure minimal interruption to operations and each business has instituted protocols to protect the safety of individuals. Our businesses have been deemed essential services and have remained in operation since the onset of COVID-19 related lockdown measures.

The Partnership has a diversified portfolio of operating businesses in the utilities, transport, energy and data infrastructure sectors, most of which operate under regulated frameworks or have long-term take-or-pay contracts with minimal volume risk.

Most of our businesses in the utilities, energy and data infrastructure segments, which contributed nearly 70% of FFO in 2019, have experienced minimal impact due to COVID-19 because of their regulated or contractual revenue models. While certain businesses in these segments have moderate exposure to market-sensitive revenues, the overall impact has been, and is expected to be, relatively modest. The results of the Partnership may reflect a delay in commissioning the Partnership’s backlog of secured growth, which has been impacted due to construction slowdowns or stoppages. For example, completion of contracted growth at our U.K. regulated distribution business slowed significantly in April 2020 during the national construction shutdown. While home construction recommenced in May 2020, social distancing protocols may continue to impact activity levels. In this regard, the potential impact to the Partnership’s FFO reflects a delay in the recognition of accounting revenue, instead of a permanent loss of cash flows or economic value, as the backlog should eventually be added to the rate base.

Approximately 30% of our FFO in 2019 was derived from our transport segment, which includes our rail, port and toll road operations. This segment has the most exposure to GDP sensitive volumes. Our rail assets, which generated approximately 50% of FFO in this segment in Q1 2020 after the acquisition of a marquee asset in North America, have been resilient in the current environment. Our rail networks primarily carry basic bulk goods, including iron ore, agricultural and pulp and paper inputs and finished goods. Our port assets are predominantly container terminals, and while we experienced volume declines of approximately 15% in the first quarter of 2020 compared to the same period in the prior year due to lower volumes from Asia, we have since seen a rebound. Overall, our port volumes have been relatively robust as our assets are mainly in the U.K., Australia and California, where the goods we move are critical to the basic functioning of these local economies. Our toll road operations have been the most impacted from a volume perspective, with traffic declines compared to plan of approximately 40% across the portfolio while national shutdowns were in effect. However, these businesses are in stable jurisdictions and operate under concession agreements that provide relief for force majeure events and the regulators in most jurisdictions have acknowledged a force majeure event. This positions us for the possibility of relief either through direct compensation or an extension of the concession term.

Based on the prevailing environment, our experience to date and the continued reopening of the economy in second quarter of 2020 and onwards, we do not anticipate the COVID-19 pandemic to have a significant long-term impact on our business and the diversification of our operations has thus far mitigated the overall impact.

In April 2020, the Partnership issued C$400 million of medium-term notes and secured an incremental $1.0 billion revolving credit facility that can be used to fund new investment opportunities. Currently, the Partnership has approximately $3.4 billion of total liquidity, providing significant capital to not only support existing operations, but also opportunistically pursue new investments.

Cautionary Statement Regarding Forward-Looking Statements

This report contains forward-looking statements and information within the meaning of applicable securities laws. The words “will”, “anticipate”, “designed”, “estimate”, “may”, “could”, “predict”, “depend” and “potential” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects, and which do not relate to historical matters, identify forward-looking statements. In particular, our statements with respect to continuity plans and preparedness measures we have implemented in response to the COVID-19 pandemic and its expected impact on our businesses, operations, earnings and results are forward-looking statements.

Although the Partnership believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this report. The future performance and prospects of the Partnership are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of the Partnership to differ materially from those contemplated or implied by the statements in this report include, without limitation, the severity, duration and spread of the COVID-19 outbreak, as well as the direct and indirect impacts that the virus may have, as well as other risks and factors described in the documents filed by the Partnership with securities regulators in Canada and the United States including under “Risk Factors” in the Partnership’s most recent Annual Report on Form 20-F and the report on Form 6-K filed by the Partnership on May 13, 2020 . Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

Date: June 22, 2020	By:	/s/ Jane Sheere
		Name:	Jane Sheere
		Title:	Secretary

BROOKFIELD INFRASTRUCTURE CORPORATION

Date: June 22, 2020	By:	/s/ Michael Ryan
		Name:	Michael Ryan
		Title:	Secretary